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                                                                  EXHIBIT (c)(6)

                         Technology License Agreement


     This Technology License Agreement (the "Agreement"), dated June 10, 1997 (the "Effective Date"), is made between NetFRAME Systems Incorporated, a Delaware corporation ("NetFRAME"), and Micron Electronics, Inc., a Minnesota corporation, and all of its subsidiaries and other affiliates ("Micron").

                                    RECITALS

     Whereas, NetFRAME owns or has rights to certain computer hardware, software, related documentation and other technology; and

     Whereas, Micron wishes to have irrevocable nonexclusive rights to, among other things, use, market and distribute such hardware, software, related documentation and other technology worldwide, and NetFRAME wishes to grant such irrevocable rights to Micron.

     Now, Therefore, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, NetFRAME and Micron agree as follows:

1.   DEFINITIONS.

     1.1  Intellectual Property Rights.  "Intellectual Property Rights" means
          ----------------------------
patent rights (including but not limited to rights in patent applications or disclosures and rights of priority), copyright rights (including but not limited to rights in audiovisual works and moral rights), trademark and trade dress rights, trade secret rights, know-how, and any other intellectual property rights recognized by the law of each applicable jurisdiction.

     1.2  NetFRAME Technology.  "NetFRAME Technology" means, as of the
          -------------------
Effective Date, all of the following which are associated with or incorporated, in any way and to any extent, in NetFRAME's 9000 series server products and any other products under any phase of development, including without limitation, hardware and software products (collectively, the "NetFRAME Products"), or is otherwise necessary or required for Micron to exercise any and all of the rights granted to it hereunder and to build working products substantially similar to the NetFRAME Products without undue development time and expense: all computer software (in object code and fully-commented or fully-annotated source code versions), documentation, diagrams, schematics, functional specifications, designs, know-how and other technology, including, without limitation, any works in progress and the technology described by NetFRAME in Exhibit A, and all
                                                        ---------
Intellectual Property Rights therein, and including any modifications, upgrades, revisions or additions thereto as required pursuant to Section 5.1(b); provided, however, that the term "NetFRAME Technology" shall not include any Intellectual Property Rights of third parties which are licensed to NetFRAME but which NetFRAME has no authority, after exercising its best efforts as provided in
Section 7.2, to transfer, sublicense or otherwise convey.
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2.   LICENSE GRANT.  NetFRAME hereby grants to Micron a nonexclusive, worldwide, royalty-free, fully paid-up, irrevocable, non-executory license to use, make, have made, copy, have copied, reproduce, modify, create derivative works based upon, publish, publicly display and perform, distribute, transmit, promote, market, sell products incorporating the NetFRAME Technology (or any part thereof), and otherwise exploit in any manner subject to the terms and conditions herein the NetFRAME Technology or any portion thereof, in any form.

3. DELIVERY. NetFRAME will deliver to Micron, within ten (10) business days of Micron's request (and in any event, no later that thirty (30) days from the Effective Date), a full set of all tangible items containing and/or comprised of NetFRAME Technology, to the extent developed and existing, and in the manner constituted, on the date of Delivery (the "Deliverables"), including, without limitation, to the extent available, fully-commented or fully-annotated source code versions of all software existing on the Effective Date (the "Delivery"). In addition, NetFRAME will deliver to Micron, on an ongoing basis: (i) updates, upgrades, new versions, modifications and other enhancements to the NetFRAME Technology as each phase of development is completed, pursuant to Section 5.1 below; and (ii) within ten (10) business days of Micron's request, any tangible items containing and/or comprised of NetFRAME Technology which were inadvertently or otherwise not delivered with the Delivery.

4.   PAYMENTS.

     4.1  License Fee.  In consideration of the rights granted to Micron in
          -----------
Section 2 hereof, Micron will pay to NetFRAME the one-time license fee of One Million, Five Hundred Thousand Dollars ($1,500,000.00).

     4.2  Payment Terms.  Micron will pay the one-time license fee to NetFRAME
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as follows: (a) Seven Hundred Fifty Thousand Dollars ($750,000.00) on the
Effective Date; and (b) Seven Hundred Fifty Thousand Dollars ($750,000.00) within three (3) days of Delivery. Delivery shall be deemed to have been made at such time, and on such date, as the Deliverables are deposited with a common carrier at NetFRAME's headquarters in Milpitas, California for overnight delivery to Micron.

     4.3  Taxes.  All amounts payable under this Agreement are exclusive of all
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sales, use, value-added, withholding, and other taxes and duties.

5.   MAINTENANCE, SUPPORT, AND TRAINING.

     5.1  Maintenance.  For the period starting on the Effective Date and
          -----------
continuing for a period no less that five (5) years from the Effective Date and for so long thereafter as NetFRAME provides comparable services to any of its customers, NetFRAME will provide to Micron, for no additional consideration, the following maintenance services, which shall be delivered to Micron prior to delivery to any NetFRAME customers:

          (a) error corrections for the NetFRAME Technology in accordance with NetFRAME's standard maintenance and support policies and procedures; and

          (b) updates, upgrades, modifications, new versions and other enhancements to the NetFRAME Technology. Provided however, that if NetFRAME determines in good faith that a development project will be terminated and products related to that project will not be provided to its customers, NetFRAME shall not be obligated to provide Micron with updates,

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upgrades, modifications, new versions and other enhancements related to that project.

     5.2  Support and Training. For the period starting on the Effective Date
          --------------------
and continuing for a period no less that five (5) years from the Effective Date and for so long thereafter as NetFRAME provides comparable services to any of its customers, NetFRAME will provide to Micron, for no additional consideration (except for reimbursement of travel and lodging expenses, as necessary, and as otherwise noted in this Section 5.2), the following maintenance:

          (a) full-time access to NetFRAME's "hot-line" for inquiries from Micron relating to the NetFRAME Technology;

          (b) training in accordance with NetFRAME's standard training policies and procedures (such training to be provided at NetFRAME's standard hourly rate therefor to the extent the hours of training time so provided in any calendar month exceed an aggregate of ten (10) hours); and;

          (c) to the extent, and within five (5) days of each request therefor by Micron, engineering support and any other technical support related to the NetFRAME Technology (such support to be provided at NetFRAME's standard hourly rate therefor to the extent the hours of support time so provided in any calendar month exceed an aggregate of ten (10) hours).

6.   CONFIDENTIALITY.

     6.1  Obligations.  Micron agrees that it will not disclose the NetFRAME
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Technology or other confidential technical information disclosed to it by
NetFRAME (collectively, "Confidential Information") to any third party except as reasonably required in the exercise of the rights granted hereunder or as otherwise permitted in this Agreement; and that it will take all reasonable measures to maintain the confidentiality of all Confidential Information in its possession or control, which will in no event be less than the measures it uses to maintain the confidentiality of its own information of similar importance. However, Micron may disclose Confidential Information: (i) pursuant to the order or requirement of, or in connection with proceedings before, a court, administrative agency, or other governmental body; and (ii) on a confidential basis to its legal and/or financial advisors. Micron acknowledges that NetFRAME will suffer irreperable harm if Micron violates the provisions of this Section 6.1.

     6.2  Exceptions.  Notwithstanding the foregoing, "Confidential
          ----------
Information" shall not include information that: (i) is or becomes generally known to the public through no breach of any confidentiality obligation; (ii) is known to Micron at the time of disclosure by NetFRAME without violation of any confidentiality restriction and without any restriction on Micron's further use or disclosure; (iii) is independently developed by Micron without any use of NetFRAME's Confidential Information, which can be demonstrated by Micron with contemporaneous documentation; or (iv) is disclosed by NetFRAME to any third party without restrictions of confidentiality.

     6.3  Source Code.  Notwithstanding Section 6.1 above, as to any of
          -----------
NetFRAME's source code delivered to Micron hereunder ("Source Code"), Micron shall not disclose such Source Code to any third party without the prior written consent of NetFRAME (which NetFRAME shall not unreasonably withhold) and the execution of an agreement between that third party and NetFRAME regarding protection of the Source Code (which NetFRAME shall

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not unreasonably delay).

7.   PROPRIETARY RIGHTS.

     7.1  NetFRAME's Ownership.  The NetFRAME Technology and all Intellectual
          --------------------
Property Rights therein are and will remain the sole and exclusive property of NetFRAME and its licensors, if any.

     7.2  NetFRAME's Obligations Regarding Third-Party Technology.  NetFRAME
          -------------------------------------------------------
will use best efforts to obtain all required consents and all necessary property rights from NetFRAME's third party licensors for Micron to exercise any and all of the rights granted to it in this Agreement.

     7.3  Micron's Duties.  Micron will use commercially reasonable efforts to
          ---------------
protect NetFRAME's Intellectual Property Rights in the NetFRAME Technology, but not less than the efforts that NetFRAME uses to protect its own confidential information.

     7.4  Trademarks.  NetFRAME hereby grants to Micron the right to use the
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NetFRAME trademarks and trade names associated with the NetFRAME Products in
Micron's marketing, distribution and sale of server products substantially similar to the NetFRAME Products. In so doing, Micron will comply with NetFRAME's then-existing reasonable trademark usage policies and procedures.

     7.5  Third Party Infringement.  NetFRAME shall have the sole right to
          ------------------------
assert claims against third parties for infringement or misappropriation of Intellectual Property Rights in the NetFRAME Technology; provided however, that
                                                         ----------------
if NetFRAME does not pursue such claims within a reasonable period of time, NetFRAME shall so notify Micron promptly, and Micron shall have the right to assert claims against such third parties, and NetFRAME shall give Micron reasonable assistance in connection therewith.

8.   WARRANTY.

     8.1  Power and Authority, Enforceability.  NetFRAME warrants to Micron
          -----------------------------------
that it has sufficient right and authority to enter into this Agreement and to grant to Micron all licenses and rights that NetFRAME grants under this Agreement, and, with respect to technology owned by third parties, either has sufficient rights to sublicense such technology to Micron as of the Effective Date, or will obtain such rights pursuant to Section 7.2. Upon execution by the parties, this Agreement will constitute a legal, valid and binding obligation of NetFRAME enforceable against NetFRAME in accordance with its terms.

     8.2  Solvency; No Bankruptcy Proceedings.  NetFRAME and each of NetFRAME's
          -----------------------------------
subsidiaries and affiliates, taken both individually and together as a group, are Solvent on the Effective Date (as defined below). No petition has been filed by or against NetFRAME for relief under any applicable bankruptcy, insolvency or similar law; no decree or order for relief has been entered in respect of NetFRAME, voluntary or involuntary, under any such law; and, no receiver liquidator, sequestrator, trustee, custodian or other officer has been appointed with attachment, execution or similar process has been ordered, executed or filed against NetFRAME or any of its assets or properties. NetFRAME has not made any assignment for the benefit of creditors and does not reasonably expect to take any such action. NetFRAME does not currently intend to file for protection under any bankruptcy or insolvency law. As used herein, the term "Solvent"

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means, with respect to any entity on a particular date, that on such date: (a)
the fair market value of the property of such entity is greater than the total amount of liabilities, including contingent liabilities, of such entity; (b) the present fair salable value of the assets of such entity is no less than the amount that will be required to pay the probable liability of such entity on its debts as they become absolute and matured; (c) such entity does not intend to, and does not believe that it will, incur debts or liabilities beyond such entity's ability to pay as such debts and liabilities mature; and (d) such entity is not engaged in a business or transaction, and is not about to engage in a business or transaction, for which such entity's property would constitute an unreasonably small capital.

     8.3  No Violations.  The execution, delivery and performance of this
          -------------
Agreement by NetFRAME do not and will not: (a) breach, violate, or conflict with the certificate of incorporation or bylaws of NetFRAME, both as amended to date;
(b) to the best of NetFRAME's knowledge, conflict with or violate any law, rule, regulation, order, writ, judgment, injunction, decree, determination or award applicable to NetFRAME or to the NetFRAME Technology; (c) to the best of NetFRAME's knowledge, result in any material breach or violation of, or constitute a default (or event which with the giving of notice or lapse or time, or both, would become a breach, violation or default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument to which NetFRAME or any affiliate of NetFRAME is a party or is bound or by which any part of NetFRAME Technology is bound or affected, if any such event would result in a material adverse affect on NetFRAME; or (d) to the best of NetFRAME's knowledge, result in the creation of any encumbrance of the NetFRAME Technology, or any part thereof.

     8.4  All Required Consents Obtained.  All consents required by NetFRAME to
          ------------------------------
enter into and to fully perform all of its obligations under this Agreement, including any consents required under any revolving credit or security agreements with its lenders (including but not limited to agreements between NetFRAME and CIT Group/Business Credit, Inc.) have been obtained by NetFRAME. The execution of this Agreement by NetFRAME and the full performance of this Agreement by NetFRAME will not require any unobtained consent, approval, authorization or other action by, or filing with or notification to, any court or governmental or regulatory authority.

     8.5.  Warranties True and Correct.  NetFRAME warrants that all of the
           ---------------------------
warranties it makes in this Agreement are true and correct in all material respects, and the parties agree and acknowledge that Micron has materially relied on all such warranties in entering into this Agreement.

     8.6  Warranty Disclaimer.  The warranties set forth in this Section 8 are
          -------------------
in lieu of any other warranties, express or implied, and NetFRAME hereby disclaims the implied warranties of merchantability and fitness for a particular purpose.

9.   INDEMNITY.

     9.1  Infringement Indemnity
          ----------------------

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      (a)  Duty to Indemnify and Defend.
           ----------------------------

          (i) NetFRAME will indemnify Micron against, and will defend or settle at NetFRAME's own expense, any action or other proceeding brought against Micron to the extent that it is based on a claim that the use of the NetFRAME Technology (other than technology provided by third parties which is unmodified by NetFRAME) as licensed in this Agreement infringes any Intellectual Property Right of any third party and/or that the NetFRAME Technology incorporates any misappropriated trade secrets.

          (ii) NetFRAME will pay any and all costs, damages, and expenses (including but not limited to reasonable attorneys' fees) awarded against Micron in any such action or proceeding attributable to any such claim.

          (iii) NetFRAME will have the exclusive right to control the defense of any such action or proceeding, and Micron shall give NetFRAME prompt notice of any such action or proceeding and shall provide to NetFRAME reasonable assistance in connection therewith.

          (iv) NetFRAME shall be relieved of its obligations under this Section 9.1(a) to indemnify Micron against a claim of infringement is based on: (A) modifications to the NetFRAME Technology made by any party other than NetFRAME or its agents; or (B) combination of NetFRAME Technology with technology of any party other than NetFRAME, the extent that such infringement would not have occurred but for such modification or combination.

     (b)  Injunctions. If Micron's use of any NetFRAME Technology under the
          -----------
terms of this Agreement is, or in NetFRAME's opinion is likely to be, enjoined due to the type of infringement or misappropriation specified in subsection
(a)(i) above, then NetFRAME will either:

          (i) procure for Micron the right to continue using such NetFRAME Technology under the terms of this Agreement; or

          (ii) replace or modify such NetFRAME Technology so that they are noninfringing and substantially equivalent in function to the enjoined NetFRAME Technology; or

          (iii) if options (i) and (ii) above cannot be accomplished despite the best efforts of NetFRAME, then NetFRAME will refund to Micron the license fee.

     This Section 9.1 sets forth Micron's sole remedy for any claim relating to Intellectual Property Rights of third parties.

     9.2  General Indemnity.  Each party (the "Indemnitor") will indemnify the
          -----------------
other party (the "Indemnitee") against, and will defend or settle at Indemnitor's own expense, any action or other proceeding brought against Indemnitee to the extent that it is based on a claim arising out of or in connection with this Agreement. Indemnitor will pay any and all costs, damages, and expenses (including but not limited to reasonable attorneys' fees) awarded against Indemnitee in any such action or proceeding attributable to any such claim; provided however, that Indemnitor will have the exclusive right to control the defense of any such action or proceeding, and Indemnitee shall give Indemnitor prompt notice of any such action or proceeding and shall

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provide to Indemnitor reasonable assistance in connection therewith.

10.  TERM AND TERMINATION.

     10.1  Term.  The term of this Agreement will begin on the Effective Date
           ----
and will continue in perpetuity, unless earlier terminated by Micron pursuant to
Section 10.

     10.2  Termination for Convenience.  Micron may terminate this Agreement,
           ---------------------------
at any time after thirty (30) days from the Effective Date have elapsed, for any reason by written notice to NetFRAME.

     10.3  Termination for Cause; Refund. Micron may terminate this Agreement at
           -----------------------------
any time for cause in the event that NetFRAME breaches any material obligation hereunder, and such breach remains uncured thirty (30) days after Micron's notice to NetFRAME of the same, or such longer period of time approved by Micron as reasonably necessary in consideration of the nature of the breach and NetFRAME's attempts to cure (which approval shall not be unreasonably withheld). In the event of a termination under this Section 10.3 within five (5) years of the Effective Date: (a) the license granted in Section 2 herein shall terminate; and (b) NetFRAME will refund to Micron the entire license fee of One Million Five Hundred Thousand Dollars ($1,500,000) within ten (10) business days of such termination.

     10.4  Survival.  The rights and obligations of the parties contained in
           --------
Section 6 (Confidentiality), 9 (Indemnity), 10 (Term and Termination), 12 (Limitations of Liability) and 13 (General) will survive any termination of this Agreement.

     10.5  Effect of Termination.  Upon the termination of this Agreement, the
           ---------------------
following provisions, as well as any other applicable provisions in this Agreement, shall take effect: (a) the rights and licenses granted to Micron under this Agreement shall automatically terminate; (b) all sublicenses granted to end users shall continue in effect according to their terms and conditions;
(c) within ten (10) days after termination, Micron shall return to NetFRAME all NetFRAME Technology, in whatever media and form, and shall destroy all copies of the NetFRAME Technology in its possession.

11.  COMPLIANCE WITH LAW.

     Each party agrees to comply with all applicable laws, rules, and regulations in connection with its activities under this Agreement, including all relevant export laws and regulations of the United States.

12.  LIMITATION OF LIABILITY.

     In no event will either party's liability to the other for any any special, incidental, or consequential damages, whether based on breach of contract, tort (including negligence), product liability, or otherwise, exceed One Million Five Hundred Thousand Dollars ($1,500,000).

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

13.  GENERAL.

     13.1  Assignment.  This Agreement will bind and inure to the benefit of
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each party's permitted successors and assigns. Neither party may assign this
Agreement, in whole or in part, without the other party's written consent, which consent will not be unreasonably withheld; provided however, that Micron may
                                           -------- -------
assign this Agreement in connection with a merger, corporate reorganization or sale of all or substantially all of its assets (other than any such assignment to a direct competitor of NetFRAME). Any attempt to assign this Agreement without such consent will be null and void.

     13.2  Governing Law.  This Agreement will be governed by and construed in
           -------------
accordance with the laws of the State of California applicable to agreements entered into, and to be performed entirely, within California between California residents. Any suit hereunder will be brought solely in the federal or state courts in the Northern District of California and the parties hereby submit to the personal jurisdiction thereof.

     13.3  Severability.  If any provision of this Agreement is found invalid
           ------------
or unenforceable, that provision will be enforced to the maximum extent permissible, and the other provisions of this Agreement will remain in force.

     13.4  Notices.  All notices under this Agreement will be deemed given when
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delivered personally, sent by confirmed facsimile transmission, or sent by certified or registered U.S. mail or nationally-recognized express courier, return receipt requested, to the address shown below or as may otherwise be specified by either party to the other in accordance with this Section 13.4.

     13.5  Independent Contractors.  The parties to this Agreement are
           -----------------------
independent contractors. There is no relationship of partnership, joint venture, employment, franchise, or agency between the parties. Neither party will have the power to bind the other or incur obligations on the other's behalf without the other's prior written consent.

     13.6  Waiver.  No failure of either party to exercise or enforce any of
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its rights under this Agreement will act as a waiver of those or any other rights hereunder.


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     13.7  Entire Agreement.  This Agreement and its exhibits are the complete
           ----------------
and exclusive agreement between the parties with respect to the subject matter hereof, superseding and replacing any and all prior agreements, communications, and understandings (both written and oral) regarding such subject matter. This Agreement may only be modified, or any rights under it waived, by a written document executed by both parties.

     The parties have caused this Agreement to be executed by their duly-authorized representatives as of the Effective Date.

NetFRAME Systems Incorporated              Micron Electronics, Inc.


By: /s/ Robert L. Puette                   By: /s/ T. Erik Oaas
   --------------------------------------     --------------------------------
    Robert L. Puette                           T. Erik Oaas
    President and Chief Executive Officer      Executive Vice President, Finance
                                                Chief Financial Officer

Address for Notice:                        Address for Notice:
1545 Barber Lane                           900 East Karcher Road
Milpitas, California  95305                Nampa, Idaho 83687

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

                                   EXHIBIT A
                              NetFRAME Technology
                              -------------------


The NF 9016  Product:

The NF 9016 is a 4-way SMP Pentium Pro based, 16 PCI slot, rack mount server with continuous availability features. The 16 PCI slots are hot swapable in groups of 4 PCI cards for both Intranetware 1.0 and NT 4.0. Those 16 PCI slots are hot add capable for Intranetware 1.0.

The NF 9008  Product:

The NF 9008 is a 4-way SMP Pentium Pro based, 8 PCI slot, rack mount server with continuous availability features. The 8 PCI slots are individually hot for both Intranetware 1.0 and NT 4.0. Those 16 PCI slots are hot add capable for Intranetware 1.0.

Multispan

Multispan is a networking software that allows for load sharing of network traffic over 2 LAN adapters for FDDI, Ethernet, and Tokenring for both Intranetware 1.0 and NT 4.0. The software also has a failover functionality by recognizingfailure and automatically filing over the traffic on the remaining network adapters.

ClusterData

Clusterdata is a NetWare (NDS based) volume failover product that utilizes dual-ported SCSI disks. It relies on path replication and allows for load distribution of a down server.

ClusterCache

ClusterCache is a distributed caching software that provides Coherent and persistent caching on demand across a LAN or a WAN for NT 4.0.

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